Filed by C&J Energy Services, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: C&J Energy Services, Inc.

Commission File No: 001-35255

C&J Energy Services, Inc.

Fourth Quarter 2014 Earnings Conference Call

Thursday, February 12, 2015

TRANSCRIPT

Officers

Danielle Foley; C&J Energy Services;

Josh Comstock; C&J Energy Services; Founder, CEO, Chairman

Randy McMullen; C&J Energy Services; President, CFO and Director

Don Gawick; C&J Energy Services; COO

Analysts

Waqar Syed; Goldman Sachs; Analyst

John Daniel; Simmons & Co.; Analyst

Brad Handler; Jefferies; Analyst

Marc Bianchi; Cowen; Analyst

Brandon Dobell; William Blair; Analyst

Chase Mulvehill; SunTrust; Analyst

Daniel Cruise; Wells Fargo; Analyst

Ken Sill; Global Hunter; Analyst

Operator: Good day, and welcome to the C&J Energy Services fourth quarter 2014 earnings release conference call. All participants will be in listen-only mode. (Operator Instructions) After today’s presentation, there will be an opportunity to ask questions. (Operator Instructions)

Please note this event is being recorded.

I would now like to turn the conference over to Danielle Foley. Please go ahead.

Danielle Foley: Thank you, Operator. Good morning, everyone, and thank you for joining us on this call to discuss C&J Energy Services 2014 fourth-quarter and annual results.

Before we get started, I’d like to direct your attention to the forward-looking statements disclaimer contained in the news release that C&J put out yesterday afternoon. A copy of the release is available on the Company’s website at www.cjenergy.com.

In summary, the cautionary note states that information provided in the news release and on this conference call that speaks to the Company’s expectations or predictions of the future are considered forward-looking statements intended to be covered by the Safe Harbor provision under the federal securities laws.

Although these forward-looking statements reflect management’s current views and assumptions regarding future events, future business conditions and outlook based on current available information, these forward-looking statements are subject to certain risks and uncertainties, some of which are beyond the Company’s control, that could impact the Company’s operations and financial results, and cause C&J’s actual results to differ materially from those expressed or implied by these statements.

I’ll refer you to C&J’s disclosures regarding set risk factors and forward-looking statements in our filings with the SEC for discussion of the known material factors that could cause our actual results to differ materially from those indicated or implied by such forward-looking statements.

Please note that the Company undertakes no obligation to publicly update or revise any forward-looking statements, and, as such, they speak only as of the date they were made.

As a reminder, today’s call is being webcast live and a replay will be available at C&J’s website. Please note that the information relayed on this call is only as of today, February 12th, 2015, so any time-sensitive information may no longer be accurate at the time of replay.

With that, I’d like to turn the call over to Josh Comstock, Founder, CEO, and Chairman of C&J Energy Services.

Josh Comstock: Good morning, everyone. Thank you for joining us today for our fourth-quarter and yearend 2014 earnings conference call. With me today are Randy McMullen, our President and Chief Financial Officer, and Don Gawick, our Chief Operating Officer.

This call will follow our customary format. First, I will highlight our 2014 achievements and fourth-quarter results. I will also provide a brief update on the status of our pending transaction with Nabors. Following my comments, Randy will discuss our fourth-quarter financial results in more detail.

2014 was a year of operational and strategic milestones as we executed our long-term growth strategy and demonstrated our commitment to diversify and expand our company. We also delivered quarter after quarter a double-digit percentage revenue growth by continuing to deliver superior customer service, execution, and efficiency.

With a 10% growth in revenue over the prior period, the fourth quarter marked our fourth consecutive quarter to achieve double-digit revenue gains resulting in a 50% increase in revenue year over year.

We also grew adjusted EBITDA by 33% over the prior year, with fourth-quarter adjusted EBITDA up 10% over the third quarter. These results were driven by a tremendous performance across our core service line as we capitalize on high activity and service efficiency levels, having strategically positioned ourselves for the anticipated upsurge in completion activity as we enter 2014.

We steadily grew our business and gained market share in each service line through the deployment of additional equipment, targeted sales and marketing efforts, and the expansion of our geographic footprint.

Through our research and technology and vertical integration initiatives, we improved and enhanced the quality and efficiency of our hydraulic fracturing fleet, as well as our wireline operation.

In addition to organic growth, we acquired a leading provider of wireline services on the west coast in May, establishing C&J’s presence in a new market with a solid platform for growth opportunities.

Following a multifaceted integrated approach to developing our direction of growing capabilities, we officially launched this new service line during the second quarter of 2014, using our proprietary drilling motors, which we also started leasing to customers earlier in the year.

Although this business is still in the early stages, we are now offering directional drilling services to customers in Wyoming, North Dakota, and Utah, as well as Texas. The plan is to commence operations in Oklahoma later this year.

Customer feedback has been very positive, although vertical demand has been negatively impacted by the reduction in drilling and completion [that have] flowed throughout the industry with the decline of (inaudible). However, we will continue to invest in the growth of this business with a [differentiated] cost-effective directional product.

Over the past two years, we have emphasized the importance of our strategic initiative, especially our research and technology division. We believe our research and technology capabilities will be a critical differentiator as our customers continue to look for innovative means for extracting oil and gas in the most economical and efficient way possible.

Our investment in developing innovative products and solutions will enable us to reduce our operating costs, increase completion efficiency, enhance our service capabilities, and add value to our customers.

During the year, we commenced in-house manufacturing of both our perforating guns used in our wireline operations and our [fluid ends] utilized by our hydraulic fracturing operations, which we believe will positively impact margins in the near term.

We also made substantial advancement on a number of other technologies and innovations [    ] purpose to enhance the quality and breadth of our service offerings, while capturing cost savings.

We will continue to make further investments to enhance our technological capabilities, providing us with a competitive advantage, which allows us to continue to widen the gap between our efficiency levels and that of our peers. This is a key driver to our operational success.

Other highlights from the year include the expansion of our specialty chemicals business, including the addition of (inaudible) slurry [vending] capabilities and the official launch of operations in Saudi Arabia and our first international contract, which we entered into earlier in the year.

The Middle East is an attractive, high-priority market for C&J, and the first opportunity represents meaningful steps in our endeavor to become a significant, long-term provider of multiple services throughout the region.

During 2014, we continued to work diligently to improve our technical qualifications [for] potential customers and establish a presence in targeted countries. We are excited about the significant potential we see in this emerging market, and our prospects as we move into 2015.

We believe that our international expansion efforts will benefit from the greater skill, capabilities, and resources that we will gain upon closing of the pending transaction of Nabors’ Completion and Production Services Business, as well as the Global Alliance agreement, to be entered into with Nabors’ Drilling at closing.

On that point, as I am sure you are all well aware, during 2014, we entered into an agreement to combine with Nabors’ Completion and Production Services Business, and we continue to work towards closing.

As announced earlier this week, Nabors, who will be our largest stockholder post-closing, has demonstrated its alignment with all C&J stockholders, by agreeing to reduce a $250 million cash portion of the purchase price, placing the total consideration at $1.4 billion, based on yesterday’s closing price for C&J’s common stock.

By reducing C&J’s cash obligation, and, therefore, the required debt financing, our company will have a stronger financial position with more liquidity, lower leverage, and a stronger balance sheet, which are critical, especially during a challenging time for our industry.

We continue to believe that this strategic combination and the immediate increase in scale, capabilities, resources, geographic footprint, and customer base that it provides will better position us to manage through any downturn and enable us to capitalize on future market opportunities.

Both C&J and Nabors remain committed to successfully closing this transaction, integrating our operations, and realizing the benefits of this strategic combination. Our integration (inaudible) [efforts] have progressed very well. We are continuing to work through the SEC review process, with the expectation of closing in March, following approval by C&J stockholders. We look forward to updating you in this regard over the next few weeks.

With that, I will turn the call over to Randy to provide more detail on our fourth-quarter and yearend results.

Randy McMullen: Thanks, Josh. Good morning, everyone. As Josh noted, we are pleased to post another quarter of record revenue, coming in at $483.5 million for the fourth quarter of 2014, and $1.6 billion for the year, representing a 10% increase over the prior quarter, and a 50% increase over the prior year.

Fourth-quarter adjusted net income grew 15% sequentially, to $30.5 million, and adjusted net income was $84.2 million for 2014, up 26% from 2013.

Adjusted EBITDA rose 10% quarter over quarter to $82.3 million in the fourth quarter, and 33% year over year, to $253.5 million. Adjusted EBITDA margin was flat quarter over quarter at 17%.

Our fourth-quarter and full-year results were driven by high activity and service intensity levels, strong operational execution, and the deployment of additional equipment across our service lines. A robust performance throughout the year met some softness in late December, as a result of the combined impact of seasonal slowdown and inclement weather.

The end of the fourth quarter also saw a pullback in completion activity in response to commodity price decline, and the slowdown has intensified in 2015. We are currently experiencing a decrease in activity across our customer base, which, in turn, has increased competition and put pressure on pricing for our services.

Absent a significant recovery in commodity prices, we expect that activity and pricing levels will continue to decline.

In reaction to the decline and activity in pricing, we have put a sharp focus on cost management, particularly input cost and labor. Our priority is on maintaining utilization and market share, and we are targeting operators [who] believe we have some insulation to current market challenges due to attractive acreage, size, and hedging profiles, among other factors.

Revenue from our hydraulic fracturing operations increased 11% quarter over quarter to $303.4 million, accounting for approximately 63% of our overall fourth-quarter revenue. This growth was primarily due to high activity levels in our core operating areas and a service-intensive job mix.

We have also benefited from a full-quarter impact of the 40,000 hydraulic horsepower deployed in September, together with the 40,000 hydraulic horsepower added in July. This performance was partially offset by a weaker December, due to traditional seasonal declines.

Our wireline operations grew revenue 5% quarter over quarter to $118.5 million, contributing approximately 25% of our overall fourth-quarter revenue. These results include revenue of $27.4 million from our pumpdown operations, which has continued to generate strong revenue growth and EBITDA margins.

Revenue increased primarily due to the addition of new equipment that was immediately put to work at strong utilization levels. The successful integration of Tiger Cased Hole Services, which gave us a presence in California, and the firming of our position in newer operating areas such as Wyoming, also benefited our fourth-quarter results. However, we experienced lower activity towards the end of the quarter due to the seasonal slowdown and inclement weather, as well as lower operator activity.

Looking at our coiled tubing operations, revenue increased 9% quarter over quarter, to $48.6 million, making up 10% of our total revenue for the fourth quarter. As Josh mentioned, we exited the year with record quarterly and monthly revenue from the service line.

Our coiled tubing performance was driven by improved activity with new customers in certain regions, as well as the addition of new equipment. Our equipment manufacturing business contributed $4.6 million of third-party revenue for the fourth quarter, and our results also benefited from growing third-party sales by our chemical business.

However, as we have repeatedly emphasized, the vertical integration of our in-house manufacturing and special chemical supply capabilities enable us to drive significant cost savings [from inner] company purchases, and provides a strong competitive advantage, particularly in the current market.

Our manufacturing capabilities also enables us to quickly and economically incorporate technological enhancements from our research and technology division and provides us with control over our equipment delivery, refurbishment, and repair needs.

Shifting to gross margin, we delivered fourth-quarter gross margin of 27.9%, decreasing 40 basis points over the prior quarter. Gross margin was negatively impacted by the decrease in activity towards the end of the year, as a result of the combined impact of seasonal slowdowns and inclement weather, as well as commodity price declines.

Inline with our expectations, SG&A costs increased slightly quarter over quarter to $47.9 million, excluding $8.3 million of pre-tax transaction costs and $0.9 million pre-tax one-time charge related to an insurance claim. R&D expense also increased to $4.5 million for the fourth quarter.

Excluding these one-time items, we realized a 60 basis point improvement quarter over quarter and a 400 basis point improvement year over year in SG&A leverage, with SG&A as a percentage of revenue decreasing to 9.9% for the fourth quarter of 2014, down from 10.5% for the third quarter of 2014, and 13.9% for the fourth quarter of 2013.

Quarter-over-quarter rise in SG&A primarily resulted from higher cost associated with supporting the Company’s scalable growth, including an expanding employee base and continued investments in vertical integration, technological advancement, and other ongoing strategic initiatives.

Inclusive of both SG&A and R&D, our strategic initiatives contributed approximately $12.2 million of additional cost for the fourth quarter of 2014, compared to $9.9 million of additional cost for the third quarter.

We currently anticipate that SG&A and R&D will total approximately $49 million to $50 million for the first quarter of 2015, excluding transaction cost. We also expect to incur significant cost over the near term, associated with completing the pending transaction with Nabors and integrating our combined companies.

Now lets move on to the balance sheet. The end of the fourth quarter, we had a cash balance of approximately $10 million, $315 million in borrowings under our credit facility, and $34.9 million in long-term capital lease obligations. We currently have $337.5 million outstanding under our credit facility.

Borrowings have increased from the third quarter due to a number of factors, including higher working capital, significant capital expenditures, and cost associated with the pending transaction of Nabors.

Looking at our cash flow statement, we generated $69.1 million of cash from operations during the fourth quarter 2014, compared to $41 million for the third quarter. The sequential increase was primarily related to an increase in deferred taxes and the election of bonus depreciation with the recently passed Tax Increase Prevention Act, which included a one-year reinstatement of bonus depreciation and the research tax credit.

Capital expenditures totaled $79.9 million during the fourth quarter 2014, with $32.4 million of depreciation and amortization expense. Fourth-quarter capital expenditures primarily consisted of construction of new equipment for our core service lines. Capital expenditures totaled $315.7 million for the full year.

Given current market conditions and exclusive of the pending transaction, our 2015 capital expenditures are currently expected to range from $110 million to $135 million. Given the large asset base that we will acquire upon closing of the pending transaction with Nabors, coupled with current market conditions, we currently expect that most of our 2015 capital expenditure plan will be directed to maintenance CapEx.

We also expect depreciation and amortization for the first quarter of 2015, to range between $33 million or $34 million.

Lastly, our effective tax rate came in at 39.9% for the year. During the fourth quarter of 2014, the U.S. Congress passed a Tax Increase Prevention Act, which, as I mentioned, included a one-year reinstatement of bonus depreciation and the research tax credit. We plan to recognize both bonus depreciation and the research tax credit in our 2014 tax return, and our yearend tax provision is reflected of both of these items.

While these items will result in a significant temporary cash tax savings of approximately $40 million, their combined impact increased our effective tax rate by approximately 240 basis points.

Additionally, net income was reduced by $2.7 million, and diluted earnings per share decreased by $0.05, as a result of reflecting these items in our tax provision.

I’ll now turn the call back to Josh for closing remarks.

Josh Comstock: Thanks, Randy. To conclude, I am extremely proud of the tremendous growth we achieved over 2014. As we move through 2015, we recognize the uncertain market conditions will be challenging for our industry and critical for C&J. When we close the pending transaction of Nabors, C&J will be among the largest domestic completion and well services company, and during, potentially, one of the most difficult times our industry has seen in the past several decades.

However, we believe that by diversifying our service offering and increasing our scale, customer base, and geographic footprint, C&J will be stronger and much better positioned to manage through the current environment and to capitalize on future market opportunity.

In response to this environment, we will aggressively focus on maintaining utilization, reserving our competitive position, and protecting market share, by continuing to review pricing and delivering differentiated value to our customers.

We’re also working with our vendors to offset reduced pricing with lower input cost. To date, our strategy is working, as we have maintained utilization in a challenging market. We believe that the strategic investments and vertical integration that we have made and our efforts to lower our cost base and improve our operational capabilities and efficiencies, will help us manage through this down cycle.

As the year unfolds and we progress through this industry downturn, we will take the necessary steps to best position the company to maximize value for all shareholders.

In closing, I want to thank our employees for their tireless work to achieve our goals over the past year, as we continue to build on the foundation laid by past accomplishments. The Company’s success is a direct result of their dedication to excellence.

Operator, with that, we’ll open it up for questions.

Questions and Answers

Operator: Thank you, sir. We will now begin the question-and-answer session. (Operator Instructions) At this time, we’ll pause momentarily to assemble our roster. Waqar Syed with Goldman Sachs.

Waqar Syed: Thanks very much. You talked about input cost. Could you, Josh, maybe highlight that? What are you seeing in terms of cost reductions for frac sand and for chemical, the chemicals? What magnitude are we talking about?

Josh Comstock: Well, I’d say on the chemical side, obviously, we [are very creative]. We are providing more of our chemicals in-house. I mean, in the fourth quarter, we provided all of our (inaudible) slurry and SU15, 100% of that meaning we’re bringing more of that in-house. As we do that, we see about a 20% savings.

On the sales side, [drilling] costs are moving down, and we believe they’re continuing to move down. It depends on the situation and it depends on the vendor. But I would say just from a peak price of, say fourth quarter — third to fourth quarter of last year, they’re where we think [trends ought] to be. We think that that could be 25% to 30% off of those peak prices.

Waqar Syed: Okay. Great. And then on your — [beyond] pressure pumping and your other service lines, coiled tubing and wireline, what are the pricing trends there? What kind of [prices] you seeing there?

Josh Comstock: Well, as I said before, unlike 2013, when we had a situation where there was an oversupply of pressure pumping [only], and pressure pumping was the one service that they got — had pressure on it, no pun intended, around pricing, all services will be impacted with a lower commodity price. That’s our coiled tubing and wireline. They are a smaller portion of the overall completion cost. And, as such, we have seen less pressure on those services around pricing and utilization.

However, we expect to follow the same strategy as with our frac, and that’s to maintain [intervention] and keep our market share. And so as our customers (inaudible) pressure, we will respond accordingly.

The other thing that I’ll note about those two services, unlike frac, their margins are quite a bit higher and there are more room, there is more room within those services to adjust if needed.

Waqar Syed: Okay. And are you seeing any stress amongst your competitors as far (inaudible) started to develop yet? Or when do you think that starts to develop in the industry?

Josh Comstock: Well, I don’t like to [see] that as — I can tell you that what we have seen just over the past few weeks is there’s definitely been smaller companies that are in stressful situations. We are starting to see horsepower come on the market for sale. We’re starting to see competitors file for protection. And we’re starting to see some coiled tubing equipment come on the market for sale. Others shutting down coiled tubing operations.

We are definitely seeing competitors, small and large, depending on how strong they are in a particular service, react and react swiftly.

Waqar Syed: Good. Thank you very much.

Operator: John Daniel with Simmons and Company.

John Daniel: Good quarter. Josh, I just want to make sure I heard something correctly. I think you said in sort of towards the conclusion of the prepared remarks that you’ve maintained utilization with the frac fleet. Just want to confirm that’s what you said. And should we take that to mean that the current utilization today is exactly as, say what you were running in Q4?

Josh Comstock: Yes, I said we maintained utilization. And that you can take that to mean there’s — the beginning of Q4 was extremely [well]. The end of Q4, utilization was obviously lighter. If you look at the [building] average of that, the utilization levels are similar.

Saying that, obviously, to maintain that utilization, we had to do that with pricing and with leveraging some of our other services. And we think we’re uniquely positioned, especially when it comes to small caps, to be able to do that. We’re one of the few that have the whole fleet of completion services. And so in that we’ve been able to leverage additional services to keep that utilization up.

It’s a moving target. I can tell you that one week is better than the next, and it moves around. But from a utilization perspective, we’ve been able to keep utilization steady.

John Daniel: That’s great. That’s great. Any indications at this point a frac fleet that might go idle in the next several weeks?

Josh Comstock: We have absolutely no plans at this moment to idle a frac fleet. That could change quickly if we saw work fall off. The customers, that we have always been clear that we charged them, the customers that we believe have the activity levels even in a depressed market, to work equipment and keep it working.

And folks need to realize, those types of customers may have five frac fleets working in Eagle Ford, for example, and then they reduce that five to three. Well, C&J is only one of the five.

John Daniel: Right.

Josh Comstock: So for us to keep one out of the three, given the quality of service we provide, is not difficult. And it’s definitely a challenge. But it’s not, and I’ll say it’s not difficult. It’s not something that’s out of the question.

And so when we say we can stay utilized, we’ve tried to partner ourselves with customers that won’t have onesie/twosie jobs, they have entire year worth of work planned. And more work than just what C&J is doing [as far as that] — the effort is to make sure we’re the last ones to be let go. And so far, that’s — we’re working on that being the case.

John Daniel: Okay. Just one more for me, then I’ll jump back in the queue. But the coiled tubing market is changing quickly, you guys continue to do better [than all] your peers.

Can you first comment on the current competitive landscape? We know there’s one small company that’s filed for bankruptcy. There’s reportedly another very large player that shut down their U.S. operations. At this point, can you, first talk about the utilization trends and (inaudible) dynamics? But also, do you see tangible signs to capture that work from those companies that are lower performers, if you will?

Josh Comstock: Yes. I mean, (inaudible) obviously, I started [dealing in coil] in 2000, and we’ve been in coil for a long time and we’ve been in the [best stations] with coil, and we’ve had really good customers in coil. And our guys have done a tremendous job and we’ve had customer loyalty.

Much like with our wireline our a frac, our coil tubing has continuously outperformed in the peer group, [good to us] today. We are not seeing softness in that service. We have added units in that service. And as we see softness from others, I know the two that you’re referring two, one of which, the large one, has 49 units that got shut down this week.

John Daniel: Right.

Josh Comstock: That work, we are using our best efforts for that work to come to us, as much of that work as we can. And that’s what we’re continuing to do. And we are going to be extremely opportunistic as others struggle, as long as we are in the financial position to do so, to take market share.

We also think that the combination of the big three is also opening up opportunities for us around certain services. And so —

John Daniel: Yes.

Josh Comstock: — we feel like we’re in a position that is ours to lose. And so we’re going to make sure we do — everyone here is extremely focused, especially with the Nabors transaction, we want to make sure that we capitalize on all the benefits and the services we offer and the increased scale that we’re going to have, and then the struggles that our competitors are having.

John Daniel: Okay. Thanks, guys. I’ll jump back in the queue.

Operator: Brad Handler with Jefferies.

Brad Handler: I guess I’ll pick up the same sort of [full] conversation around utilization [claims]. Are you seeing any notable changes in the behavior of your customers which might have an eye on saving money? For example, is there less 24-hour work, so the fleet’s utilized, but it’s not going to be utilized quite as much of the week. Or are there some other changes in the nature of the work?

Josh Comstock: All customers are focused on cost savings, that’s first and foremost. As far as changes, I’ll just talk about from an industry perspective, vertical work is definitely customers that are or were doing vertical work, that is taking the blunt of the hit. That’s the work that seems to be stopping first.

Fortunately for us, that’s not the type of work that we did. But we have not seen 24-hour work go to 12-hour. The 24-hour work is more efficient not only for us, but for the customer. And for the customers that we’re working for have continued to stay 24-hour. In fact, all of our fleets are 24-hour fleets, except for one out in west Texas, and it bounces back and forth from 24-hour to [daylight]. So there’s not been a change in behavior there.

There has been change of behavior, you know, customers looking for better frac designs. When I say better, better from the cost perspective, asking us ways that they think that we can lower their cost around their fracking (inaudible) on certain chemicals or certain (inaudible) volume.

So, yes, there’s definitely been a change of behavior, and the behavior is around cost. And one of the consistent themes that we’re hearing as we approach our [E&T] companies, they’re setting their budgets based on $60 to $65 oil, and that’s the targets that they’re working around and that’s where they’re trying to get their input costs, to levels that it makes sense with $60 to $65 oil.

Brad Handler: Okay. Maybe I could ask a couple questions relative to 2015 and the outlook, so maybe Randy. Maybe first one, what do you expect the combined R&D and SG&A related to initiatives costs for 2015 will be?

Randy McMullen: Well, 2015, that number was, I believe between $40 million and $45 million for 2014. Obviously, as we move forward throughout 2015, we’re going to start to net those costs against the benefits that we’re getting through whether it’s the new revenue lines or lowering of our input costs on a few of our service lines.

[I’ll tell you] previously expected those initiative costs to effectively go to zero for 2015. I would think given what’s going on in the market and the fact that utilization will be lower year over year and some of these costs — I mean, input costs some of them have come down. We’re not expecting that to go to zero [as we sit] here today. But we do expect to, obviously, get some benefit. But instead of it going down from a 40 to 44 level to zero, we expect that to be in the 15 to 20 range cost for 2015.

Brad Handler: Okay. Just I want to clarify the gross and the net. So $15 million to $20 million net cost, right, is sort of your best outlook right now for 2015? Would it be comparable to the $45 million level on a gross basis?

Randy McMullen: Well, on gross, it would be a little bit higher, because we’re obviously having to ramp up on some of those initiatives, as far as like on the perforating guns on the output and the production of those. We’re obviously going to be doing that in 2015, and we were not doing that in 2014. So there’s some costs associated with those as well.

And then, obviously, internationally, we’re looking at [rollout] operation and additional cost associated with that. So it will be higher. But where we’re going to be focused and how we’re going to be communicating this is the net number, not the gross.

Brad Handler: Right. But we’ll see, presumably, we’ll see that in the R&D and the SG&A lines as is, right?

Randy McMullen: That’s right.

Brad Handler: Yes. Okay. I’ll jump back in queue. Thank you.

Operator: Marc Bianchi with Cowen.

Marc Bianchi: With regard to the margin progression here as we think about first quarter and you’re giving up some price, but not necessarily seeing the activity declines that maybe some others are, can you give us a sense of maybe the decrementals that you’re likely to experience in the first quarter?

Randy McMullen: Marc, yes, we’re not going to quantify that at this point. It’s, obviously, highly fluid. I’ll be honest with you, there’s, like in any environment, the [prior] environment, the price reductions are hitting before the [relief] from a cost side. So there’s a little bit of lag there. And so you’ll see that impact during the quarter.

But as far as specifically pointing to the margin expectations, we’re just not going to give that at this time.

Josh Comstock: Yes. And just to follow up on that, as Randy said, it’s just real fluid, and it depends on customer, the basin, the type of work that we’re doing in each particular basin, and then the pricing that’s needed to get that work. An example, you’ll give a much bigger discount on pricing to get work that is extremely efficient, like [zipper] frac pipe work that’s going to keep you on a location for a month. You’ll do that more than you would a discount for a one-off job.

And so that, [the entity] is a situation that is still happening, I would say [less in] February than it was in January. There has seemed to be a little less panic and the market is settling down. But we, as Randy said, we’re just going to refrain from giving that (inaudible) for now.

Marc Bianchi: Sure. Randy, could you give the EBITIDA margin in the segment?

Randy McMullen: Sure. For stimulation and well intervention, the adjusted EBITDA margin was 16.3%, up from 15.7% in Q3. Wireline services, adjusted EBITDA margin in the fourth quarter was 33.8%, down from 35.1% in the third quarter.

The equipment manufacturing in the U.S., EBITDA margin was [20.7%] in Q4, down from 25.8% in Q3. And then the corporate and other eliminations total adjusted EBITDA number was a negative 23.605.

Marc Bianchi: That’s great. Thanks. I’ll turn it back, guys.

Operator: Brandon Dobell with William Blair.

Brandon Dobell: Maybe you can compare where the fleets are now versus where they were in Q4. And how much movement do you anticipate having to take on looking out Q1, Q2, based on where you think the work’s going to be? And I guess mostly focus on the frac fleets, but maybe a comment on the coiled tubing market as well. Just how much moving around do you have to do to keep the utilization high?

Don Gawick: This is Don Gawick. In terms of where the fleets are currently positioned, they remain essentially where they were. There is a tendency, though, for us to need to roll some of the fleets into west Texas, which has remained extremely busy, in fact, beyond the capacity of the fleets that we’ve had out there to cover. So we have been supporting west Texas with some of the equipment out of south Texas and Oklahoma at times.

But again, currently the physical deployment of the fleets (technical difficulty) as it was in Q4, [trending] more towards a west Texas bias.

On the coil side, potentially just added a few new fleets in the fourth quarter in some of the markets that we were particular busy. And that really varies around the country. There’s no one particular area. I will say, though, that, again, west Texas is showing a lot of strength relative to the market overall.

Brandon Dobell: Okay. Any early signs that there’s recompletion opportunities for you guys? And I guess that’s kind of a current question, but also thinking about the combined entities down the line, people are shifting from new completions to going back and fixing older wells. And I guess within that question also, what’s your guys’ position on the [deal] with uncompleted inventory and what kind of opportunity that may or may not be this year?

Josh Comstock: Yes. Well, some of these — this is Josh. I’ll hit on the second part of that first, and then (technical difficulty). I think the (technical difficulty) uncompleted scenario is one that has been so far over embellished.

Brandon Dobell: Right.

Josh Comstock: (Inaudible) it may be happening in Bakken. It may [be happening] in Bakken, which is an area that we’re strong with wireline, but (inaudible) other services. We’re not seeing many, if any at all, uncompleted, for our customers, customers that are drilling in the Eagle Ford or Permian and then decided not to complete. We’re not experiencing that, that I’m aware of, not in any material amount, right.

Brandon Dobell: Okay.

Josh Comstock: [Odds] that it happens, obviously, [significant] to happen, [    ] it creates a backlog of work. So when things do turn or until we saw that — we’ve experienced that in the past when hydraulic pressure and pricing was getting pressured in 2013, folks held off on completions, waiting on pricing to come down, and it definitely, fourth quarter of 2015 — excuse me — fourth quarter of 2013, we were seeing — a lot of the work we were seeing right off the bat was just wells that had already been drilled but not completed. So it definitely helps on the recovery side.

Back to your original question, and I’ll let Don fill in. (Technical difficulty) we have always (inaudible) work over (technical difficulty) [main production], just huge opportunities for us, because we have felt like in any oil commodity price environment, just [the age of these] wells, the [ages are] (technical difficulty) in general, is reaching (technical difficulty) going to have to start to happen. And drilling for — drilling rigs (technical difficulty) down, in order to maintain production and to maintain production at necessary levels [    ] [will] make sense to do so, [you have work over] (inaudible), just wasn’t (inaudible).

And so if we see a prolonged period of drilling rig [    ] decline, it is our belief that we are going to see [an upswing] (inaudible) and an upswing in the recomplete, and (inaudible).

And with that, I’ll let Don, if he wants to add in.

Don Gawick: Yes. I certainly hear Josh’s comments in terms of [severity on the work-over side] and that of a commodity price downturn. It has to be significantly lower. And generally, you will see a swing (technical difficulty) market in order to keep production up. (Technical difficulty) they’re already within the services provided, C&J is on the coil side. There’s a marketing (technical difficulty) jobs going into (technical difficulty) are being worked over, and sort of the [Board’s position] (technical difficulty) type of work [pattern] (technical difficulty) the horizontal [completions] [    ], going in and working over wells, trying (technical difficulty). So that tendency is out there.

Brandon Dobell: Okay. Great. Thanks, guys.

Operator: Chase Mulvehill with —

Chase Mulvehill: Quick question on leverage. Can you guys talk about the Board’s comfort level around leverage ratios? And I guess maybe talk about under a V-shaped recovery scenario and then also under a prolonged downturn scenario.

Randy McMullen: Well, just to clarify your question, leverage in which scenario, the standalone or leverage around the Nabors transaction?

Chase Mulvehill: Around the Nabors transaction, and thinking about net debt to EBITDA.

Josh Comstock: Well, given the purchase structure that’s on the cash portion, when we look at the balance sheet and we look at performance on the pro forma basis versus a standalone basis, the leverage dollar amount, obviously, is higher on a pro forma basis. But when you look at them from a leverage perspective and then [lever] in a downside performance in either standalone or a downside performance [on the] combination, the balance sheet and the [strength] mirror each other.

And in fact, on the pro forma balance sheet, we have more liquidity and more free cash flow and leverage is right at the [chain] of what standalone C&J would be in a down market with a down EBITDA.

Now, to comment on the Board’s position. I’m not going to comment on each Board member’s position, other than to say the Board members voted for the transaction at a time that oil prices were up. They’ve reaffirmed that vote recently with the amendment and approving the amendment and the purchase price reduction. And so that’s — I’ll let that speak for itself. I’m not going to speak to [culpability, that whole thing that will] speak for them.

Randy McMullen: And, Chase, It’s Randy McMullen. Obviously, with the reduction in the cash piece of the transaction, that obviously helps the leverage ratios. We’re looking at a pro forma ratio of just over two times when we close this, based on [trade and] EBITDA. And we feel where the coverage levels are with our debt agreements, that we have a lot of flexibility to continue to manage the business, as Josh said, with plenty of liquidity.

Chase Mulvehill: Okay. That’s very helpful. Thank you. And so one follow-up. Some of the large cap service companies have been talking about, one of them have been talking about their frac of the future and how it decreases completion times by 50%. So why can’t smaller pressure pumpers roll out similar initiatives? And then maybe they are, but you guys just aren’t talking about it as much as come of the large cap guys.

Josh Comstock: Well, I’ll tell you that smaller companies can come out with new initiatives. We’ve talked about our R&T and things that we’re doing. We have been rather silent around our fracturing initiatives, although, on the last quarterly call we talked about one that we’re excited about. We are continuing to work on that one, and we think we are going to have something in the near future that we’ll not only compete with a frac of the future or any other (inaudible). Certainly [big] guys want to know what it is that we all do. But we’ll watch and have something that’s differentiating.

I can tell you that — well, I’ll just leave it at that. But we are definitely doing it. It’s something smaller companies can do it and work their way — you’ve got to have the capital to stand on the weak (inaudible) side, and then you got to have the services and the data, the data and the ability to collect the data to be able to really develop something. And so that takes a little bit of scale and size. And we are in a position to do just that, and we are doing it.

Chase Mulvehill: Okay. And looking at the industry as a whole, if you were to guess, what kind of efficiency gauge do you think that we would see this year or that we could see?

Josh Comstock: That will — efficiency comes in many ways, right? If you asked me, Josh, do you think that we could frac wells, gain a lot of efficiency on the speed that we frac wells, in other words, increase the stages per day materially, as a industry as a whole, I would say no. We’ve gotten pretty good at it from an operational standpoint and the stages per day are, although can be increased, the amount that they would increase, to me, is not a material impact to efficiency.

So where does efficiency around stimulation come from? Efficiency has to come from the production. And initial production we get from the frac, making the most out of each of those fracs, making the most out of each stage that you frac and getting the most production out of each stage that you frac, and that’s an area where the industry, quite frankly, has done a poor job. All we’ve been doing is fracking and focusing on the operational [teeth] and how much can you get done in a day.

And now we will take — especially during a downturn, the focus will be less on an extra stage per day, and more on maximizing the stages and the value out of each of those stages. And C&J is [assuring our] position to do that, and we are currently working on technology that does just that. And we’ve done that, practiced that technology on several wells and it’s working really well.

And so from an efficiency gauge, [it really counts on] an increased production, first stage, in my view. And, obviously, that’s only one man’s opinion. But I think that’s really [where it is]. Don, do you have any —?

Don Gawick: Yes, I would — yes, I agree with Josh completely, that on a pure execution perspective, the industry has done a good job of physically executing the fracs on location.

Many studies have been done over the years and continue to be done, showing that the effectiveness of the various stages in terms of adding to the production of the well is anywhere from poor to, at best, moderate, meaning that you’ll have a number of stages that are contributing little or even nothing to the total production.

And again, we’ve come up with a proprietary approach that we’re excited with the initial results, and we feel like it’s [going to] really impact our ability to maximize the effectiveness of each stage as we frac the wells.

And again, in the end of the day, it’s all about maximizing the production and the, essentially, the cost effectiveness of the jobs that we’re doing out there. And there’s lots of upside we feel like we can deliver on that front.

Chase Mulvehill: Awesome. Thanks for all the color there. That’s all I have.

Operator: Daniel Cruise with Wells Fargo.

Daniel Cruise: I wanted to ask a follow-up to an earlier question. Just in terms of your discussion you’re having with E&P and your customers, have any of the folks talked about really doing a little bit smaller wells that may be less profit or shorter laterals or anything like that?

Josh Comstock: We’re not hearing necessarily smaller laterals. We are hearing less profit per stage, which is consistent with how they fracked in 2013. And it’s not across the board on customers. Some customers are happy with the increased profit. You saw significant increase in 2014, of profit per stage. Some customers want to try to live within that as long as it’s financially feasible to do so. Others see that the return versus the dollar spend in their field or their wellbores doesn’t make sense to keep pumping additional sand and so they’ve scaled sand back.

I wouldn’t say that we’ve seen guys drill shorter laterals. I will say that we have not — there was a stretch six to eight months ago to hear people talking about drilling a 10,000-foot lateral - you’re not hearing that anymore. I think average lateral length is about 6,000 feet. And we don’t see folks really pushing the limit trying to push beyond that [level] as they were six to eight months ago.

Daniel Cruise: Okay. Thanks. That’s good color. Appreciate it. And then lastly, in terms of Nabors, have you guys looked at any, in terms of the positioning of those assets? And is there any opportunities to move those assets around after the deal closes?

Josh Comstock: Yes, I mean, we definitely looked at it. We’re going to be all over the U.S. We’re going to be in the most active basins. The great thing about the equipment is it all has wheels and it all moves. And we have identified areas, obviously, Don (inaudible), Nabors has a large presence there.

We identified areas that really need equipment and need fleets. And to the extent that Nabors has fleets parked, [there are] not adequate demand for them, we’ll move those fleets to where the demand is. And so one good thing about this transaction taking so long from the time we announced it to get it closed, it has given us a huge leg up on integration and on identifying the key strategy, and really to make those strategic moves at the beginning of the combination and make the most — and get the most benefit out of the combination.

And so the short answer to your question is, yes, we’ve identified those places and we’re going to be doing that. And we’re just antsy to get our hands on the equipment.

Daniel Cruise: Okay. Thanks. I’ll turn it back.

Operator: Ken Sill with Global Hunter.

Josh Comstock: He’s apparently dropped.

Operator: Yes. Mr. Sill’s not —

Ken Sill: Hello?

Operator: Yes.

Ken Sill: I’m sorry. I had it on mute. Thanks for letting me in. I had a question on kind of work-over business. Nabors has got a big business there you’re going to be picking up. And some of the work-over guys have not really seen much of an improvement in the cycle.

Is there some cannibalization of the work-over business happening because of the capability of the coiled tubing rigs? And how do you guys see that going forward in terms of mix, with what you see [new] C&J doing?

Josh Comstock: Yes. I mean, well, there’s no doubt that over — [you look at] — over a period of time, just say from mid-1990s until now, coiled tubing has (inaudible) work over in a lot of (inaudible). That said, the majority of the work that coiled tubing is doing today is new well, high-pressure drilling. And that has been a leg up in the work-over as far as that goes.

When we think about the work-over business, we see tons of opportunity around our wireline, around our frac on that incomplete side around the work-over business itself and the customer base and the geographic footprint. They’re really strong out west on the west coast, that’s a huge potential for us and our other services. And we just think that [if our] commodity price remains low, we will see the work-over business — the impact of the work-over business move much more positively.

And [in fact], if you just look at it over a period of time, that has been a very steady business at a fairly steady revenue and EBITDA stream. And so it’s a business we’re excited about and one that we’re ready to be in.

Ken Sill: Okay. And then follow-up question on the efficiency gains. I understand on pressure pumping, you’re not going to really be able to do much. But what kind of efficiency gains do you see out there from actually executing on the better placement and more efficiency in each stage? I mean, we’re hearing some of the operators talking about 20%, 25% improvements in IP rates and EURs per well in some of the plays in west Texas. Is that something you think you can see in 2015, and beyond?

Josh Comstock: Well, what I would tell you is, it’s different from operator to operator. It has to do with well design. It has to do with placement. Some operators have done better than others. It’s not an exact replication wellbore to wellbore.

But to my comments earlier, I think all — it’s a very natural thing to be that all the E&P companies will be looking to maximize each stage. And as I said earlier, most have not done that. And so to the extent that they focus on that, to the extent that they are not cost-prohibited from doing it, you could see 10% to 20% IP rates.

And more than the IP rate, longer life and less of a decline curve, those types of things around design. I think this is the year, going into 2016, these would be the times that we’ll really start to focus and maximize the effect of the stimulation and the other services around that.

Ken Sill: All right. Thank you.

Don Gawick: I’d like just to add that specific to west Texas, which you were referencing, on a relative basis, west Texas is sort of a late coverage of the whole horizontal coach. I mean, until fairly recently, in fact, I mean, the rig count in west Texas was still more than half vertical. It swung pretty rapidly towards a flat or horizontal market in the last 12 to 18 months.

But there’s numerous horizons in west Texas. There’s a lot of drilling that goes on out there that’s not actually shale related. It tends to be [looking at] conventional reservoirs. And so there is still some upside in that particular market for optimizing how the horizontal completions are being done. It’s somewhat immature in terms of having optimized zippers, multi-well pads, et cetera, [say] relative to some of the more mature horizontal plays like the Eagle Ford and the Bakken.

So, again, if you’re referencing west Texas, I think that’s an environment where there is still some good upside in terms of just operational efficiencies.

Ken Sill: Yes. I think we’ve seen some pretty dramatic gains in the gas market over the last couple years, in the Marcellus and Utica. And I agree, west Texas has got a lot of opportunity. Probably better for you guys than it is for the rig guys. But we’ll see.

Operator: So this concludes our question-and-answer session. I’d like to turn the conference back over to Josh Comstock for any closing remarks.

Josh Comstock: All right, guys. We appreciate everyone joining us for the call, and we’ll be speaking to you soon, hopefully around the Nabors transaction, and, if not then, we’ll be speaking on the first-quarter call. Thank you.

Operator: The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.